December 17, 2007

Tim Buchmiller
Senior Attorney
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:	American International Group, Inc.
Definitive Proxy Statement
File No. 001-08787

Dear Mr. Buchmiller:

      We are in receipt of your letter dated December 3, 2007 and thank you for your most recent comments concerning the captioned filing of American International Group, Inc. (“AIG”). We are pleased to respond to the comment in your letter (the “Second Comment Letter”) with respect to the executive compensation and related disclosure set forth in AIG’s Definitive Proxy Statement on Form 14A, filed with the Commission on April 5, 2007 (the “Proxy Statement”).

      We have repeated your comment below in bold-face type to facilitate your review, followed by the response of AIG in regular type. The number corresponds to the number in the Staff’s letter.

1.	We note your response to prior comment 3. Although it is clear from the disclosure that you have pointed to in response that your compensation programs are designed to take a balanced approach to short-term and long-term performance and to different types of long-term performance, it is not clear from your disclosure how the value of each of the amounts paid or awarded under the various elements of your compensation program affect decisions regarding the other elements of your compensation programs. Please discuss and analyze in your future filings how amounts paid or awarded under one element of your compensation program affected amounts paid or awarded under the other elements of your compensation program. Refer to Item 402(b)(1)(vi) of Regulation S-K.

The Committee considers the value of annual compensation opportunities, long-term cash-based compensation opportunities, and long-term equity-based compensation opportunities and compares these values to the similar opportunities that AIG’s executives historically have received. This approach is reevaluated periodically to ensure that it is consistent with the objectives of AIG’s compensation program. In addition, as described on page 38 of the Proxy Statement, the opportunities that Messrs. Sullivan and Bensinger may receive are determined in part by the minimums required by their employment agreements. AIG will include a discussion of these principles in future filings.

     Thank you again for your consideration of our responses. If you have any questions or require any additional information, please do not hesitate to contact me at (212) 770-5123.

Sincerely,

/s/ Kathleen E. Shannon

Kathleen E. Shannon

cc:     Marshall A. Cohen
          Martin J. Sullivan
          Steven J. Bensinger
          Andrew J. Kaslow
          Anastasia D. Kelly

          Robert W. Reeder III
          Marc R. Trevino
          (Sullivan & Cromwell LLP)